Exhibit 99.47

Volaris announces resolutions of extraordinary shareholders meeting

Mexico City, Mexico. September 21, 2020 – Volaris* (NYSE: VLRS and BMV: VOLAR), announces the resolutions of the general extraordinary shareholders meeting held on September 18, 2020.

The general extraordinary shareholders meeting of the Company authorized a capital increase of up to MXN3.5 billion Mexican pesos to strengthen its capital position and take advantage of potential growth opportunities.

Volaris is evaluating different financing alternatives and has obtained shareholder approval for the issuance of new shares that can be used to raise capital, through a rights offering, the outright sale of shares, or the issuance of debt/convertible debentures in Mexico, the United States of America and other countries. Any such offering could be carried out individually or in conjunction with other transactions. The determination of the final terms and conditions of any such offering were delegated to the Board of Directors and will be based on the prevailing market conditions at the time of such offering.

Volaris is grateful to its shareholders for their support. The company's goal is to obtain the most cost-effective financing structure that delivers both strength to our balance sheet and reaffirms our long term commitment to employees and shareholders

Volaris remains dedicated to embracing growth opportunities in current and new destinations. The Company considers the SARS-CoV-2 (COVID-19) crisis an opportunity to ramp up more quickly and strengthen its competitive position for the benefit of Volaris’ customers and shareholders.

A courtesy English translation of the shareholders’ meeting resolutions summary are attached as an exhibit.

The information included does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations March 2006, Volaris has increased its routes from five to more than 142 and its fleet from four to 83 aircraft. Volaris offers more than 304 daily flight segments on routes that connect 41 cities in Mexico and 21 cities in the United States with one of the youngest fleets in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100

Exhibit 1

I.       Proposal, discussion, and as applicable, approval to cancel the treasury shares of the Company.

The cancelation of forty-six million nine hundred and twenty-three thousand and ninety (46,923,090) Series “A” treasury shares of the Company was authorized.

II.      Proposal, discussion, and as applicable, approval of one or more transactions to strengthen the capital structure of the Company, including (i) the potential issuance of debt and/or debentures convertible into shares of the Company, and/or (ii) the potential issuance of shares that will be kept in the treasury of the Company for the purposes of converting such debt instruments, and/or (iii) a potential increase to its capital stock, and/or (iv) the potential performance of a public and/or private offering of shares of the Company. Resolutions in this regard to implement the resolutions adopted as part of this point of the agenda.

It was approved that the Company implements one or more financing transactions for up to $3.5 billion Mexican pesos to strengthen the Company´s capital position.

For the purposes of the abovementioned, it was certified that as of this date the subscribed and paid-in capital stock of the Company amounts to two billion nine hundred and seventy three million five hundred fifty eight thousand two hundred and three Mexican pesos and fifty six cents (MXN$2,973,558,203.56), of which sixty five thousand three hundred and forty six Mexican pesos (MXN$65,346.00) correspond to the fixed portion, and two billion nine hundred seventy three million four hundred ninety two thousand eight hundred and fifty seven Mexican pesos and fifty six cents (MXN$2,973,492,857.56) correspond to the variable portion. Likewise, said subscribed and paid-in capital stock is composed of a total of one billion eleven million eight hundred seventy-six thousand six hundred seventy-seven (1,011,876,677) shares, which are divided as follows: ten thousand four hundred seventy-eight (10,478) Class I, Series “A” shares, thirteen thousand seven hundred two (13,702) Class I, Series “B” shares, nine hundred twenty-three million eight hundred fourteen thousand three hundred twenty-six (923,814,326) Class II, Series “A” shares, and eighty-eight million thirty-eight thousand one hundred seventy-one (88,038,171) Class II, Series “B” shares.

The shareholders meeting approved the following financing structures:

a)	The creation of a collective loan at the expense of the Company through the issuance of registered debentures convertible into shares representing the variable portion of the capital stock of the Company, for up to the amount mentioned above, certifying that said instruments will qualify as senior notes, which will be placed through a private offering in the United States of America and other foreign markets, as provided by Rule 144-A and Regulation S of the Securities Act of 1933 of the United States of America; and/or

b)	An increase to the capital stock for up to the amount mentioned above, through the issuance of common and registered Class II, Series “A” shares, without par value, and common and registered Class II, Series “B” shares; and/or

c)	(i) A primary public offering of shares representing the capital stock of the Company in Mexico, through the BMV, in terms of Article 53 of the Securities Market Law and applicable law, and/or (the “Mexican Offering”) (ii) a primary public offering, through the New York Stock Exchange, in the United States of America and other foreign markets, in terms of the Securities Act of 1933 of the United States of America, and/or any federal, and/or state law of the United States of America; and/or (the “International Offering”) and collectively with the Mexican Offering, the “Global Offering”) (iii) a primary private offering of a percentage of the shares representing the capital stock of the Company (the “Private Offering”), and collectively with the Global Offering, the “Shares Offering”).

Regarding the abovementioned transactions, it is hereby approved that the Board of Directors will determine if the Company will carry out the Issuance of Debentures and/or Increase to the Capital Stock, and/or Shares Offering, or a combination of one or more of said transactions, and to determine the terms and conditions thereof.

III.     Proposal, discussion, and as applicable, approval regarding the granting of special powers of attorney to enforce the resolutions adopted by this Meeting.

It was resolved to grant in favor of Jaime Esteban Pous Fernández, María Elena Rodríguez Asiain, Ricardo Maldonado Yáñez, Isela Cervantes Rodríguez and Blanca N. Garcia Leal, a power of attorney to execute the resolutions adopted as part of the second item of the agenda.

IV.     Proposal, discussion, and as applicable, approval of the appointment of delegates to enforce and notarize the resolutions adopted by this Meeting.

It was resolved to appoint delegates to, indistinctly, notarize the minutes of this Meeting, process, as applicable, the registration, and perform all acts necessary to enforce the resolutions adopted by this meeting aswell as to subscribe and file all kinds of certificates and documents and make all procedures, before the CNBV, BMV, Indeval, and any national or foreign authority, as well as any other company or public or private institution, regarding the resolutions adopted by this Meeting.